Mail Stop 3551

January 13, 2006


Mr. William L. Yde III
Global Traffic Network, Inc.
7521 West Lake Mead Boulevard
Suite 300
Las Vegas, Nevada 89128

	Re: 	Global Traffic Network, Inc.
Registration Statement on Form S-1
Filed December 16, 2005
File No. 333-130417

Dear Mr. Yde:

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.
2. Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.
3. We note that the company is applying to be listed on the Nasdaq.
Please update us as to the status of this application and any issues with respect to listing standards.

Prospectus Summary, page 1
4. The summary section is intended to provide a brief overview of only the most material aspects of the offering. The summary section should not contain or repeat all of the detailed information in the
prospectus but rather should provide a brief snapshot of the offering
and your business.  In this regard, we believe you should shorten
and
focus your summary to highlight the most relevant information.
For
example, it appears that you can substantially reduce the
disclosure
in the subsections "The Services We Provide...,""Our Sources of Revenue...," and "The Markets We Serve."
5. The introductory paragraph contains information that is
important
to understanding the company. Please remove this information from the dense, italicized paragraph and include it in the body of the summary to the extent it does not repeat information already in the summary.
6. Please avoid capitalizing words that you are using for their plain
meaning.  In this regard, is it necessary to capitalize terms such as
Information Reports, Radio Traffic Reports, Radio News Reports, TV Reports, Radio Network, TV Network and Affiliates? Similarly, if your disclosure is clear from its context, it does not appear that you need to define "we," "us," etc. in the introductory paragraph. Lastly, if your company and its subsidiaries are not known by third parties as GTN, ATN and CTN, we encourage you not to use these acronyms when referring to the companies.
7. Throughout the prospectus, you indicate that you expect to begin
providing services in Canada in December 2005.  Please update this
disclosure.   Please also update the disclosure regarding expected
revenue generation from your Canadian operations beginning in January
2006.
8. We note that you will exchange 4,000,000 shares for all of the shares of ATN. We also note that you are issuing $1.4 million in promissory notes to cover the estimated tax consequences to the ATN shareholders in the share exchange. In your response letter, please explain why there will be tax consequences to the ATN shareholders.


9. Disclose that you will repay the $1.4 million in promissory notes to the ATN shareholders from the proceeds of the offering.

Summary of Historical Financial Data, page 7

10. Delete the "Pro Forma as Adjusted" information from the table of
Summary Historical Financial Data. The impact of the anticipated offering may be presented in the capitalization table at page 20.
Risk Factors, page 8

11. In several of your risk factors subheadings, you allude to a risk but do not clearly state the material risk to investors or the company. Generally, the risk factor subheading should clearly state the particular risk and the consequences that may result if that risk should occur. Please revise to present the risks you are addressing in concrete terms. For example, we note that risk factors one, four, five, six, seven, ten, thirteen, fourteen and twenty do not clearly state the risks and potential consequences to an investor or your company and should be revised accordingly.

12. Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could "negatively impact," "adversely affect" and/or "harm" your business, financial condition, results of operations or ability to raise capital or would have a "material adverse affect" on the same. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors five, six, eight, nine, thirteen, fourteen, sixteen, seventeen, eighteen and twenty-one. Similarly, please explain what you mean by "success" in risk factors four, five, six, seven, and seventeen.

We have incurred operation losses in connection with the introduction and expansion of Radio News Reports..., page 8

13. The second paragraph discusses a risk that is distinct from the subheading, namely the risks associated with your limited experience delivering news information reporting services and with the television broadcast market. The subheading and narrative should address the same material risk factors. Please revise by discussing your lack of experience in these areas as a separate risk factor.
14. Please quantify the operating losses referenced in the subheading.



We have incurred operating losses in connection with our expansion of operations into Canada..., page 9
15. You state that your radio traffic reports have "generally operated profitably." Please clarify what you mean.

Our success depends on our ability to compete successfully..., page 9
16. Please identify the Canadian competitor referenced in risk factor five.

Our success is dependent upon the successful performance of the advertising industry, page 10
17. To provide context to this risk, briefly discuss whether your markets have experienced a decline in economic conditions that have impacted the advertising industry.

If we fail to secure adequate financing in the future..., page 12
18. Please clarify whether you have any financing arrangements in place to raise additional funds outside of this offering.

If we fail to expand into new markets..., page 12
19. To provide context, please identify the new markets where you may, or intend to, establish relations with radio and television stations.

We may be liable for our traffic information, page 13
20. The subheading does not adequately address the risk posed to the company or investors as a result of liability incurred for your traffic information. As a general rule, the subheading and narrative should be able to stand alone, meaning that both the subheading and its corresponding discussion should fully disclose the material risk and possible consequences. As such, please elaborate in the subheading on the risk posed. To the extent applicable, please also address any legal differences that exist in Australia or Canada that might make the company more or less liable for its traffic reports than if you were providing reports in the United States.

Use of Proceeds, page 19
21. We note that you are raising between $17.6 million and $20.4 million in this offering, depending on whether the underwriter exercises its over-allotment option. This use of proceeds discussion allocates only between $7.4 million and $9.4 million. Please disclose how you intend to allocate the remaining amounts.
22. Please clarify that the holders of the share exchange notes are also your existing shareholders, and disclose the amount of the offering proceeds that each executive officer, director or five percent beneficial holder will receive.

Selected Financial Data, page 23
23. Given your disclosure in `Use of Proceeds` at page 9 indicating the Share Exchange Notes will become due and payable on the closing date of this offering, your "Pro Forma as Adjusted" information should include the account repayment.
24. Revise your Selected Financial Data to include pro forma information for only the most recent interim period and fiscal year end. In addition, make similar revisions to your summary financial data at page 6.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

Overview, page 25
25. We place great emphasis on the MD&A section and direct your attention to the Commission`s recent interpretative release found at http://www.sec.gov/rules/interp/33-8350.htm. This release provides guidance designed to improve the quality, flow and organization of MD&A. In the release, the Commission determined that inclusion of an
"Overview" section highlighting the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results would greatly facilitate investor understanding of, and appreciation for, a company`s financial condition. The Commission also noted in the release that, in order for the Overview section to facilitate these goals, it should not simply repeat disclosure located in other parts of the prospectus, but rather should be used as a means for management to provide insight into challenges, risks, uncertainties and opportunities which management is aware of and discuss any actions being taken to address the same.
We believe that your Overview section duplicates disclosure located in both the Summary and Business sections and we encourage you to revise the Overview to more adequately discuss the matters addressed in the release.




Our Sources of Revenue-Sale of Commercial Airtime Inventory, page
26
26. Throughout the prospectus you disclose that your revenue is generated by sales of commercial air time received in exchange for providing radio traffic reporting services and, in certain circumstances, other consideration. Explain the "other consideration" and "certain circumstances."
Liquidity and Capital Resources, page 32
27. We note the statement that you believe cash flow provided by your
Australian operations will be sufficient to fund your on-going Australian operations for the remainder of fiscal year 2006. We also note disclosure in risk factor 12 that you believe your current capital resources along with the proceeds from this offering will be sufficient to fund your operations through at least the 12 months from completion of this offering. As appropriate, please reconcile and/or clarify these statements.
28. Please discuss in more detail your reliance on loans from shareholders to fund your operations. Disclose the amount of loans from shareholders you received in each period discussed. In addition, disclose the extent to which you intend to rely on loans from shareholders in the future.
29. You indicate that you have a $1,525 million bank overdraft line
of credit facility.  Please confirm the amount.
30. Please ensure that the liquidity section address all material notes and loans, including time to maturity, principal amounts owed, interest rates, use of the loan proceeds and any other material terms. In this regard reference is made to Note 6 on page F-21.
31. Revise your liquidity discussion to use the table of
contractual
commitments to address your future cash requirements. Also, specifically identify and discuss your long-term debt obligations, as they represent known commitments which will likely result in a material change in your liquidity. Expand the disclosure to address your liquidity requirements on a long-term basis. Refer to the guidance in Instructions 3 and 5 of Item 303(a) of Regulation S-K.
32. The operating cash flows that you report for 2003, 2004 and
2005
exhibit significant variation from one year to the next. Please provide a discussion of the underlying drivers, such as cash receipts from the sale of advertising inventory and cash payments related to the preparation and transmission of your traffic and news reports. In your discussion, include the effect on liquidity of the timing difference between incurring expenses for traffic reports and the income from the sale of advertising. Please refer to Section IV.B of the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations in Release
No. 33-8350 and revise your disclosure accordingly.

Contractual Commitments, page 34
33. The last sentence to Item 303(a)(5)(i) indicates that the tabular presentation should be accompanied by footnotes describing provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant`s specified contractual obligations. If appropriate, please provide this information.

Historical and Pro forma Consolidated Financial Data, page 35
34. In the third paragraph at page 35, briefly describe the transaction and the entities involved, instead of using the term "Share Exchange" as defined at page 4. Also disclose how you account for the share exchange in the pro forma financial information. Refer to Rule 11-02(b) of Regulation S-X.
35. Tell us the accounting literature you considered in determining the appropriate accounting treatment for the share exchange with ATN and issuance of the share exchange notes. In your response, please provide the following:

* Provide schedules showing the voting ownership in each company before the transaction and in the combined company after the stock exchange.
* If you believe there is a common control group, identify the shareholders in the common control group and describe the nature of any relationships between the shareholders.
* If there are any contractual agreements to vote shares as a single
unit, summarize the terms of the agreements.
36. Revise the presentation of the pro forma balance sheets and statements of income to include a column showing the pro forma adjustments to the historical results of GTN and ATN attributed to the exchange transaction. Reference each adjustment to notes that describe the adjustment and the assumptions involved.
37. Pro forma information is appropriate only for the most recent balance sheet date. Revise the financial information at page 36 to present only historical and pro forma information as of September
30,
2005.   Also, you should only present pro forma statements of
income
for the most recent fiscal year and interim period. Refer to Rule 11-02(c) of Regulation S-X.

Critical Accounting Policies, page 39
38. We note that you have established a $34,000 allowance for doubtful accounts as of September 30, 2005. Please tell us the reasons why your accounts receivable are increasing and why you have recently established an allowance for doubtful accounts.

Description of the Business, page 41
39. Please include the disclosure required by Item 101(a) of Regulation S-K regarding the business history for the past 5 years of the company and its subsidiaries and predecessors. Please also include the disclosure required by Item 101(c)(xii) regarding government regulation and Item 101(g) regarding foreign operations.

Generating Revenue Through Advertising Sales, page 46
40. The prospectus suggests that you market your air time through an in-house advertising sales office. The disclosure at the top of page
47 states that the majority of your advertising sales are sold through advertising agencies. Please clarify.

Management, page 51
41. Please disclose when Mr. Yde became Chairman, Chief Executive Officer and President of the company. In addition, please clarify if
Mr. Yde continues to work for Milwaukee Traffic Network and whether he will devote substantially all of his time to Global Traffic Network. In this regard, we note the disclosure on page 52 that Mr.
Yde is compensated by Milwaukee Traffic Network from the management fee that Milwaukee Traffic Network receives from ATN. Provide similar disclosure with respect to Mr. Arfman.
42. Please disclose Mr. Johander`s business activity from 2002-
2005.
43. We note the various entitles where Mr. Benson served. Please briefly disclose the business for each.




Compensation of Executive Officers of ATN, page 52
44. Please disclose why you are presenting the compensation of executive officers of ATN rather than the compensation of executive officers of the company.

Employment Agreements, page 53
45. Please include the terms of Mr. Cody`s employment agreement, which we note will be entered into prior to effective date of this offering. Please also file the agreement as an exhibit.
46. We note that Mr. Yde`s base salary is subject to a "one-time" increase in the amount of $50,000 if certain conditions are met and that the board may grant him up to 500,000 shares if other conditions are met. Please disclose the time periods covered by these provisions. In addition, in the description of the benefits Mr. Yde is to receive upon termination without cause, please clarify what you mean by "annual increase."

Security Ownership of Certain Beneficial Owners and Management,
page
56
47. To the extent not widely-held, please disclose who has voting and investment control over the shares beneficially owned by Metro
Networks Communications, Inc.

Certain Relationships and Related Transactions, page 57
48. Reference is made Note 3 on page F-9 of the financial
statements.
Please include these amounts in the related party transaction section. See Item 404 of Regulation S-K.
49. We note from page F-11 of the financial statements that
815,397
shares were issued to a shareholder for a nominal amount. Please identify this shareholder, the monetary value of the shares and the reason why they were issued for only a nominal amount.
50. Please disclose the material terms, including payment terms, of the Mutual Sales Representation Agreement and the Traffic Data Agreement between CTN and Metro Networks. In addition, to provide context to understanding the relationship between the company and Metro Networks, please disclose the nature of Metro Networks` business and when Metro Networks acquired its interest in the company. Furthermore, disclose why CTN entered into the mutual sales representation agreement with an affiliate of Metro Networks when CTN has no plans to do business in the United States.
51. Please disclose how the exchange ratio was determined for the exchange of ATN shares for the company`s shares and the aggregate value of the shares and cash to be issued to ATN shareholders. Disclose the extent of common ownership between the company and ATN prior to the exchange.

Financial Statements

Note 7 - Subsequent Events, page F-11
52. Disclose how you will account for the stock subscription agreement to issue 815,397 shares for a nominal amount to an existing
shareholder of ATN.   Tell us the literature you considered in
determining the appropriate accounting treatment. Also discuss this transaction in MD&A and include the following disclosure:

* Identify the shareholder and disclose the issuance price of the shares.
* Describe the business reasons for issuing stock at a nominal price
* Disclose any other transactions with the shareholder.
* Describe how you will account for the stock issuance.

Note 2 - Summary of Significant Accounting Policies

d) Station compensation and reimbursement
53. Revise your disclosure to clarify if contractual station commitments represent contractual future payments to radio and television stations, or estimates of all costs to be incurred in order to perform under these contracts.

h) Intangible assets, page F-19
54. Tell us the nature and amount of costs capitalized for
obtaining
aircraft licenses.  Tell us how you applied the guidance in SFAS
142
in determining and evaluating the estimated useful life of the licenses. Also describe the methodology and significant assumptions you use in determining the fair value of licenses for the annual impairment test.

Back cover page of prospectus
55. We note the graphics that you intend to use on the inside back cover page of the prospectus. It appears premature to list the Canadian cities with equal prominence as the Australian cities, or at all, as you have not yet commenced operations or received any revenues from your Canadian operations. Please revise or tell us in your response letter why you believe that your current presentation is appropriate. See See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2
56. Please disclose any consideration paid for the shares issued in
May and November 2005.
57. We note that you intend to conduct a share exchange with the ATN shareholders while in registration. Supplementally provide us with a written legal analysis as to the availability of an exemption from registration of this private offering, including a discussion of why it should not be integrated with this offering. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black Box Inc. (June
26, 1990).

Closing Statement

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at
(202) 551-3389, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


Sincerely,



	Larry Spirgel
      Assistant Director




cc:	William M. Mower
	Fax:  (612) 672-8397




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Mr. William L. Yde III
Global Traffic Network, Inc.
January 13, 2006
P. 1